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SEC FILE NUMBER
001-08174
CUSIP NUMBER
264147109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Not Applicable

PART I — REGISTRANT INFORMATION

Ducommun Incorporated

Full Name of Registrant

Not Applicable

Former Name if Applicable

23301 Wilmington Avenue

Address of Principal Executive Office (Street and Number)

Carson, California 90745

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ducommun Incorporated (the “Company” or “we”) is filing this Form 12b-25 with the Securities and Exchange Commission because additional time is needed for the Company to complete its Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”), which is due on March 16, 2015, because of the additional time needed for the Company to finalize its review and quantification of the accounting errors described below.

As reported in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 16, 2015 (the “Form 8-K”), the Audit Committee of the Board of Directors of the Company (the “Audit Committee”), after considering the recommendation of management, concluded on March 12, 2015 that the Company’s previously issued financial statements contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “Prior 10-K”), and the Quarterly Reports on Form 10-Q for the first three quarters of the year ended December 31, 2014 (the “Prior 10-Qs”), should no longer be relied upon because of prior period errors in such financial statements. The conclusions reached were discussed with PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm. The prior period errors were discovered in connection with (i) a review by the Company of a long-term contract following the discovery of misconduct by employees in the recording of direct labor costs to the contract from 2009 through the third quarter 2014, which resulted in the identification of a forward loss provision that should have been recorded in a prior period; and (ii) the year end reconciliation of income taxes payable and deferred tax balances that identified errors primarily in 2012 and 2013. Upon completion of the review of these matters and their impact on the above-referenced financial statements, the Company expects to restate its financial statements previously included in the Prior 10-K. The Company has additionally concluded that the control deficiencies that failed to detect these errors constitute material weaknesses in internal control over financial reporting as of December 31, 2013 and for each of the quarters in the nine months ended September 27, 2014. These material weaknesses remain unremediated as of December 31, 2014.

When combined with the impact of prior period errors previously disclosed in the Company’s financial statements included in the Prior 10-K and Prior 10-Qs, the Company anticipates that the correction of the errors described above generally will result in an increase in the Company’s net income for the years ended December 31, 2012 and December 31, 2013 and the nine months ended September 27, 2014, as a result of establishing a contract loss reserve in a prior period. However, the Company presently cannot quantify the amount of the anticipated increase in net income because it has not completed the review described above. The Company expects to file its Form 10-K for the year ended December 31, 2014 on or before March 31, 2015, within the 15-day extension provided under Rule 12b-25 of the Securities and Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph P. Bellino	(310)	513-7211
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the issue described in Part III above, it is not possible to provide a reasonable estimate of the changes in results of operations from the corresponding period of the latest fiscal year

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include, but are not limited to, information regarding the scope of identified errors, the financial impact of identified errors, the restatement of prior financial statements and the timing of anticipated filings. Actual results could differ materially from management’s expectations and the forward-looking statements contained in this Form 12b-25. Factors that could cause actual events to differ from those indicated herein include, but are not limited to, the Company’s ability to complete timely its review of the matters described herein and the restatement of its financial statements for the periods indicated herein, the Company’s ability to file timely its required reports, and other risks and uncertainties as set forth in the Company’s filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K for the year ended December 31, 2013. Any forward-looking statements contained herein speak only as of the date of this Form 12b-25, and we do not undertake any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this Form 12b-25 or to reflect actual outcomes.

Ducommun Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 16, 2015	By:	/s/ Joseph P. Bellino
			Name:	Joseph P. Bellino
			Title:	Vice President, Treasurer and Chief Financial Officer